FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated August 23, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF – BRASIL FOODS S.A.

A Publicly Traded Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

SUMMARY OF THE MINUTES OF THE 9th/2012 ORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: August 23, 2012, at 09:00 a.m. at Rua Hungria, 1400 – 5th floor, São Paulo, SP. QUORUM: all members. CHAIR: Nildemar Secches, Chairman, Edina Biava, Secretary. 1. Election of a Board Member – The Board vote to accept the resignation request from Allan Simões Toledo. The Board decided to appoint office of director as his substitute/alternate, Heloisa Helena Silva de Oliveira, Brazilian, divorced, economist, enrolled in the tax register (CPF) under number 356.627.517-49, bearer of Brazilian ID number 1225648 SSP/DF, resident and domiciled in Brasília-DF; CLOSURE: These minutes, having been drafted, read and approved, were signed by the members present. Members of the Board of Directors: Nildemar Secches, Chairman; Paulo Assunção de Souza, Vice Chairman; Décio da Silva; José Carlos Reis de Magalhães Neto, Luís Carlos Fernandes Afonso; Luiz Fernando Furlan; Manoel Cordeiro Silva Filho; Pedro de Andrade Faria; Walter Fontana Filho. São Paulo-SP, August 23, 2012. Edina Biava– Secretary.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   August 23, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director